Securities and Exchange Commission
                            Washington, D.C. 20549
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                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                            SFX BROADCASTING, INC.
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                               (Name of issuer)

                Class A Common Stock, par value $.01 per share
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                        (Title of class of securities)

                                  784174 AA 2
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                                (CUSIP number)

                             Robert F.X. Sillerman
                             150 East 58th Street
                           New York, New York 10155
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                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                April 15, 1996
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                         (Date of event which requires
                           filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.






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

                                SCHEDULE 13D

CUSIP NO. 784174 AA2                                 PAGE 2 OF   PAGES

1.     NAME OF REPORTING PERSON                        ROBERT F.X. SILLERMAN
       S.S. OR I.R.S ID NO. OF ABOVE PERSON

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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS                                                  WC
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]

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6.     CITIZENSHIP OR PLACE OF ORGANIZATION                       Delaware
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      NUMBER OF          7. SOLE VOTING POWER                     1,259,136
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER
      OWNED             ------------------------------------------------------
      BY EACH            9. SOLE DISPOSITIVE POWER                1,259,136(1)
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                            1,259,136
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                           [ ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                17.3%
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14.   TYPE OF REPORTING PERSON                                           CO
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
(1) After giving effect to the assumed conversion of the 856,126 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock") held by Mr. Sillerman into shares of Class A Common Stock.


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ITEM 1. SECURITY AND ISSUER

     The title of the class of equity securities to which this Amendment to the statement on Schedule 13D (the "Statement") relates is the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of SFX Broadcasting, Inc., a Delaware corporation (the "Company"). The name and address of the principal executive offices of the Company is SFX Broadcasting, Inc., 150 East 58th Street, 19th Floor, New York, New York 10155.

ITEM 2. IDENTITY AND BACKGROUND

     This Statement is being filed by Robert F.X. Sillerman ("Mr. Sillerman"). Mr. Sillerman beneficially owns, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, shares of Class A Common Stock (i) in his individual capacity and (ii) indirectly through Sillerman Communications Management Corporation, a New York corporation ("SCMC"), by virtue of his position as sole voting trustee of a voting trust that holds approximately 67% of the combined voting power of all outstanding capital stock of SCMC.

     The business address of Mr. Sillerman and SCMC is 150 East 58th Street, 19th Floor, New York, New York 10155. Mr. Sillerman's principal occupation is Chief Executive Officer of the Company.

     During the last five years, neither Mr. Sillerman or SCMC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The transaction reported in this Amendment No. 1 of this statement on
Schedule 13D is the issuance to SCMC of warrants to purchase up to 600,000 SFX Class A Shares, of which a warrant to purchase up to 300,000 shares is immediately exercisable. The warrants were issued pursuant to the SCMC Termination Agreement (as defined below) as partial consideration for the agreements by SCMC contained therein. Reference is made to Item 4 which is incorporated herein by reference.

     Mr. Sillerman beneficially owns, directly and indirectly through SCMC, 1,259,136 shares of Class A Common Stock, after giving effect to the assumed conversion of all outstanding shares of Class B Common Stock of the Company, par value $.01 per share (the "Class B Common Stock"), into Class A Common Stock. Each share of Class B Common Stock is convertible, pursuant to the Certificate of Incorporation of the Company as currently in effect, subject to compliance with the rules and regulations of the Federal Communications Commission, at the option of its holder, into an equal number of shares of Class A Common Stock, at any time. Accordingly, this Statement assumes, unless the context otherwise requires, that all shares of Class B Common Stock beneficially owned by Mr. Sillerman have been converted into an equal number of shares of Class A Common Stock.

ITEM 4. PURPOSE OF THE TRANSACTION

     On April 15, 1996, SFX and SCMC entered into an agreement with SCMC (the "SCMC Termination Agreement") pursuant to which SCMC assigned to SFX its rights to receive fees for consulting and marketing services payable by each of Multi-Market Radio, Inc. ("MMR") and Triathlon Broadcasting Company ("Triathlon"), except for fees relating to certain transactions pending at the date of such agreement, and SFX and SCMC terminated the arrangement pursuant

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to which SCMC performed financial consulting services for SFX. MMR currently pays SCMC an annual fee of $500,000 and Triathlon currently pays SCMC an annual fee of $300,000 (which shall increase to $500,000 at such time as Triathlon has used an amount equal to the net proceeds of its last public offering in the manner contemplated by the registration statement filed in connection therewith). SCMC has informed SFX that it expects that Triathlon will have used such amount by January 1, 1997. In addition, Triathlon has agreed to advance to SCMC an amount of $500,000 per year in connection with services to be rendered by SCMC; provided, however, that if the agreement between SCMC and Triathlon is terminated or an unaffiliated person acquires a majority of the capital stock of Triathlon, the unearned fees must be repaid at such time. Pursuant to the SCMC Termination Agreement, SCMC has agreed to continue to provide consulting and marketing services to each of MMR and Triathlon until the expiration of their agreements on July 28, 1998 and June 1, 2005, respectively, and not to perform any consulting or investment banking services for any person or entity, other than MMR or Triathlon, in the radio broadcasting industry or in any business which uses technology for the audio transmission of information or entertainment. In consideration of the foregoing agreements, SFX agreed to issue to SCMC warrants to purchase up to 600,000 SFX Class A Shares, which will be immediately exercisable, at an initial purchase price, subject to adjustment, of $33.75 per share (the market price at the time of the financial consulting arrangement was terminated), of which a warrant to purchase up to 300,000 shares is immediately exercisable and the exercise of the remaining warrant is subject to the approval of a majority of the combined voting power of SFX Shareholders represented in person or by proxy at SFX's annual meeting, and SFX will forgive, upon the consummation of its merger with MMR, a $2.0 million loan made to SCMC plus accrued and unpaid interest thereon. The warrants are exercisable for a period of six years from their date of issuance.

     At the Company's annual meeting, shareholders will be asked to approve the amended and restated merger agreement between the Company and MMR dated April 15, 1996 (the "Merger Agreement") pursuant to which MMR will become a wholly-owned subsidiary of SFX (the "Merger"). Mr. Sillerman currently beneficially owns (i) 227,000 share of the Class A Common Stock, par value $.01 per share of MMR and 493,334 shares of the Class B Common Stock, par value $.01 per share of MMR, which will convert into shares of the capital stock of SFX pursuant to the Merger Agreement upon the consummation of the Merger.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b) As of September 9, 1996, there were 6,431,897 shares of Class A Common Stock outstanding. After giving effect to the conversion of all shares of Class B Common Stock outstanding on such date, there would have been 7,288,023 shares of Class A Common Stock outstanding. The percentages reported in this Amendment have been rounded to the nearest one-tenth of a percent.

     Mr. Sillerman beneficially owns 1,259,136 shares of Class A Common Stock, or 17.3%, of the outstanding shares of Class A Common Stock, after giving effect to the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock, through his beneficial ownership of (i) 55,000 shares of Class A Common Stock which may be acquired pursuant to the exercise of options which have vested or will vest in 60 days (ii) 48,010 shares owned of record by SCMC, (iii) 300,000 shares issuable upon the exercise of the warrant issued to SCMC and (iv) 856,126 shares issuable upon the assumed conversion of the Class B Common Stock. Mr. Sillerman has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all such 1,259,136 shares. Reference is made to Item 3 of this Statement which is incorporated herein by reference.




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Voting Power

     Since the Company's inception in 1993, Mr. Sillerman has beneficially held a majority of the Company's combined voting power. Including the Class B Common Stock, Mr. Sillerman presently would be deemed to beneficially hold 53.5% of the combined voting power of the Company's outstanding voting securities with respect to most matters.

     (c) None

     (d) No person other than Mr. Sillerman and SCMC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Common Stock and Class A Common Stock owned by Mr. Sillerman and SCMC, respectively.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     (a) Mr. Sillerman has indicated that he intends to vote his shares in favor of (i) the Merger, (ii) the issuance of a warrant to SCMC to purchase 300,000 shares of Class A Common Stock, (iii) the re-election of the existing Board of Directors, (iv) the approval of the Company's 1996 Stock Option Plan and (v) the appointment of Ernst & Young LLP as independent auditors of the Company.

     (b) Mr. Sillerman has agreed not to exercise any rights, options or warrants to acquire Class A Common Stock until the stockholders of the Company approve the increase an increase in the number of shares of Class A Common Stock sufficient to insure the availability of all Class A Common Stock issuable upon the conversion of the shares of Series D Preferred Stock, or the Exchange Notes issuable upon the exchange thereof, and all options, rights and warrants to purchase Class A Common Stock.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. Warrant to Purchase 300,000 shares of Class A Common Stock of SFX Broadcasting, Inc. issued to Sillerman Communications Management Corporation (incorporated by reference to Exhibit 10.4 to Form 8-K filed by SFX Broadcasting, Inc. on October 3, 1996).

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SIGNATURES

                  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

Date:    September 24, 1996


                                                 /s/ Robert F.X. Sillerman
                                                     -----------------------
                                                     Robert F.X. Sillerman


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